Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 29, 2016

VIA:    EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: William Mastrianna, Esq.

RE:	Illumination America, Inc.;
Registration Statement on Form S-1/A2
Filed March 3, 2016
SEC File No. 333-208968

Dear Mr. Mastrianna:

Filed electronically on behalf of Illumination America, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 registration statement (the “Amendment”), submitted in response to the staff’s written comments of March 11, 2016. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

(page 19)

1. The Amendment includes a comparison of the Registrant’s Results of Operations for the fiscal years ended December 31, 2015 and 2014. The prior amendment included a similar discussion for the 9 month period ended September 30, 2015 and 2014, which is no longer included in the Prospectus. However, the Amendment contains disclosure that includes the staff’s comments for the aforesaid 9 month period. See page 23.

II-1

Securities and Exchange Commission

March 29, 2016

Audited Financial Statements

(pages F-2 to F-11)

2. The Amendment contains audited financial statements and notes thereto for the Registrant’s fiscal year ended December 31, 2015 and 2014 per the staff’s comment. See pages F-1 through F-11.

Unaudited Financial Statements for the Three and Nine Month Periods Ended

September 30, 2015 and 2014.

Statement of Cash Flows

(page F-15)

3. As discussed in response 1 above, the Amendment contains updated financial disclosure and the comparison of results of operations for the three and nine month periods are no longer included in the Prospectus. The issues raised by the staff are addressed in the comparison of results of operations for the years ended December 31, 2015 and 2014. See page 23.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm